UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 9, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Globalstar, Inc.

File No. 1-33117 - CF#28099

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Globalstar, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2012, as amended on June 25, 2012.

Based on representations by Globalstar, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.24	through May 1, 2018
Exhibit 10.25	through May 1, 2018
Exhibit 10.30	through October 1, 2018
Exhibit 10.31	through October 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel